[Sabra letterhead]

July 6, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Sonia Gupta Barros and Sandra B. Hunter

Re:	Sabra Health Care REIT, Inc.
Registration Statement on Form S-4 (File No. 333-218678)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), Sabra Health Care REIT, Inc. (the “Registrant”) hereby requests that the effectiveness under the Act of the above-captioned Registration Statement on Form S-4 (File No. 333-218678), as amended to date, be accelerated to 4:00 pm, Eastern time, on Friday, July 7, 2017, or as soon as practicable thereafter.

Please contact Andor D. Terner of O’Melveny & Myers LLP at (949) 823-6980 or by email at aterner@omm.com with any questions you may have concerning this request. In addition, please notify Mr. Terner when this request for acceleration has been granted.

Sincerely,

Sabra Health Care REIT, Inc.

By:	/s/ Harold W. Andrews, Jr.
Harold W. Andrews, Jr.
Executive Vice President, Chief Financial
Officer and Secretary

cc:	Andor D. Terner, O’Melveny & Myers LLP